 Exhibit 8.1
LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation

Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V	Netherlands
Nova Measuring Instruments Korea Ltd.	Korea